Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
September 25, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SEC Comment Letter dated August 8, 2006 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006 File No. 1-06402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 8, 2006 with respect to the above referenced filing.
We hope this letter is responsive to your comment and request for information. If the response provided in this letter is not deemed adequate to answer the Staff’s comment, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve this outstanding comment in a timely manner that is acceptable to the Staff.
For your convenience, our response is prefaced by the Commission’s comment in bold text.
1.	Your response appears to focus on preneed funeral receivables and trust investments and the related non-controlling interest in the trust. Please confirm that the treatment would be the same for preneed cemetery receivables and trust investments and the related non-controlling interest in those trusts, and that you would be prepared to provide additional disclosures in future filings which would be similar to those outlined in your response for preneed funeral receivables and trust investments.
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY   •   P.O. BOX 130548   •   HOUSTON, TX 77219-0548   •   (713) 525-7768   •   FAX (713) 525-7581

Mr. Larry Spirgel

Response: In our response to you dated June 30, 2006, we provided an example related to our cash flow statement treatment of preneed funeral receivables and trust investments and the related non-controlling interest in the funeral trusts. We confirm to you that the same cash flow presentation would apply to our preneed cemetery receivables and trust investments and the related non-controlling interest in the cemetery trusts.
In response to the Staff’s comment regarding additional financial statement disclosures, we believe that we have provided in our December 31, 2005 Form 10-K the necessary disclosures for preneed cemetery receivables and trust investments (and the related non-controlling interest in the cemetery trusts) similar to those which we had outlined in our response to you dated June 30, 2006 for preneed funeral receivables and trust investments (and the related non-controlling interest in the funeral trusts). As discussed in our June 30, 2006 response letter, we currently track and disclose gross movements within our trust investment portfolio in Notes 5, 6 and 7 (Preneed Funeral Activities, Preneed Cemetery Activities, and Cemetery Perpetual Care Trusts, respectively) to our consolidated financial statements. These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. The Company also includes in Notes 5, 6 and 7 the gross withdrawals and deposits within the trust that are related to funeral trusts, cemetery trusts, and cemetery perpetual care trusts. The Company will continue to provide these disclosures in future filings. Additionally, the Company would like clarification from the Staff to the extent additional disclosures are required.
2.	Additionally, our understanding is that the cemetery perpetual care trust investments are different from the preneed funeral and cemetery receivables and trust investments, in that there are more frequent withdrawals from the cemetery perpetual care trust investments to defray cemetery maintenance costs. It is unclear where you have historically classified the cash flows related to the cemetery perpetual care trust investments and the related non-controlling interest in perpetual care trust. Please provide us with additional information to help us better understand your historical presentation. To the extent that you believe more information with respect to cash flows related to movements in the cemetery perpetual care trusts should be presented, specifically the presentation of this information on a gross, or disaggregated basis, please provide us with your proposed changes to your disclosures.

Response: The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights, services and merchandise. At the time the Company sells cemetery property (i.e., interment rights), a portion of the proceeds received from the customer are deposited into cemetery perpetual care trust funds. The earnings from these

Mr. Larry Spirgel

trust funds are intended to defray qualifying cemetery maintenance costs, which the Company expenses as incurred. Generally, the principal amount of these deposits cannot be withdrawn by the Company. However, the investment earnings from these trusts are distributed regularly to reimburse the Company for qualifying maintenance expenses. These disbursements from trusts are recognized as revenue by the Company when earned by the cemetery perpetual care trusts. However these withdrawals are not necessarily more frequent than withdrawals from funeral or cemetery trusts as indicated in the Staff’s comment. We have provided below an example of a sale of cemetery property which includes a cemetery perpetual care trust to illustrate the Company’s historical cash flow presentation of such transactions.
Cash Flow Example—Cemetery Property with Perpetual Care Trust
In order to clearly illustrate, please see the following cash flow example that illustrates the Company’s current (and historical) accounting methodology for the sale of cemetery property with a perpetual care trust:
The Company enters into a preneed cemetery trust contract with a consumer for constructed property on January 1, 2004. The details of this contract are as follows:

Contract price for property (excluding perpetual care):	$5,000
Perpetual care fund amount to be collected (10%):	$500

Total contract price including perpetual care:	$5,500

Selling costs:	$600
Cost of the constructed property:	$1,500

Cash collected from the customer at the time of sale:	$3,000
Cash statutorily required to be deposited to trust when the property is paid in full:	$500
Preneed cemetery receivable due from customer:	$2,500
At time of sale, the contract is processed and the revenue is initially deferred. The cash receipt is applied to the contract and the appropriate revenue recognition test is performed (10% of cash collected and completed construction of the property) in accordance with SFAS No. 66, “Accounting for Sales of Real Estate.” In this example, more than 10% of the property price has been collected and the property is constructed; thus, the revenue would be recognized in January 2004.
On January 1, 2005, the customer dies and the family pays the remaining amount receivable on the preneed cemetery property contract.

Mr. Larry Spirgel

Remaining cash collected from the customer’s family for preneed cemetery contract (cemetery property):           $2,500
Generally, the deposit to the perpetual care trust is due within 30 days of when the payment in full for the property is received. These rules vary by state or province.
For the Year Ended December 31, 2005, the following activity has taken place within the trust investment:
Interest earned on the trust investments:           $30
During the year ended December 31, 2004, the Company incurred $100 of qualifying maintenance expenses.
For the Year Ended December 31, 2004 — Contract Details

Revenue
Preneed contract face amount for property	$5,000
Trust interest earned	-0-

Total Revenue	$5,000

Costs and Expenses
Selling costs	$600
Cost of the constructed property sold	1,500
Qualifying maintenance expenses	100

Total Costs and Expenses	$2,200

Gross Profit
Gross profit	$2,800
For the Year Ended December 31, 2005 — Contract Details

Revenue
Trust interest earned	$30

Total Revenue	$30

Costs and Expenses
Qualifying maintenance expenses	$100

Total Costs and Expenses	$100

Gross Profit
Gross profit/(loss)	$(70)

Mr. Larry Spirgel

The Company records the following journal entries during the year ended December 31, 2004.
A — The Company enters into a preneed contract for constructed property with a face value of $5,500 (which includes perpetual care of $500) and receives $3,000 in cash from the customer

Cash	3,000
Preneed cemetery receivable and trust investment	2,500
Revenues	5,000
Other liabilities (Perpetual Care Due)	500
B — The Company records $600 of selling expenses related to the sale of the preneed contract

Costs and expenses	600
Cash	600
C — The Company records $1,500 of cost of goods sold and reduces inventory for the property sold

Costs and expenses	1,500
Inventories	1,500
D—The Company records $100 of qualifying maintenance expenses (i.e., grounds maintenance).

Costs and expenses	100
Cash	100
The Company records the following journal entries during the year ended December 31, 2005:
E — The Company records the remaining cash collected for the preneed contract

Cash	2,500
Preneed cemetery receivables and trust investments	2,500
F — The Company records the deposit to the perpetual care trust

Cemetery perpetual care trust investments	500
Other liabilities (Perpetual Care Due)	500
Non-controlling interest in perpetual care trusts	500
Cash	500

Mr. Larry Spirgel

G—The Company records $100 of qualifying maintenance expenses (i.e., grounds maintenance).

Costs and expenses	100
Cash	100
H —As earned, the Company records the net perpetual care trust income receivable due from the trust

Receivables, net	30
Revenues	30
I — The Company receives the cash from the trust for the net perpetual care trust income

Cash	30
Receivables, net	30
Note: Entries G, H, and I continue in perpetuity as the maintenance expenses are incurred and earnings are earned and distributed monthly, and the trust corpus generally can never be withdrawn by the Company.

Mr. Larry Spirgel

Based on the entries above, the Company’s statement of cash flows presented in accordance with paragraphs 11-13 of SFAS 95 is presented as follows:

	For the Year Ended		For the Year Ended
	December 31, 2004		December 31, 2005
(Dollars in thousands)	Journal		Journal
	Entry	Amount	Entry	Amount
Operating

Net income/(loss)	A B C D	$2,800	G H	$(70)

Preneed cemetery receivable and trust investment (1)	A	(2,500)	E	2,500

Inventories	C	1,500		-0-

Other liabilities	A	500	F	(500)

Receivables, net			H I	-0-

Cemetery perpetual care trust investments (2)		-0-	F	(500)

Non-controlling interest in perpetual care trusts (2)		-0-	F	500

Cash Provided by Operating Activities		$2,300		$1,930
(1)	The Company currently presents the net change of this line item as well as the change in Deferred preneed cemetery revenues and Non-controlling interest in funeral and cemetery trusts as “Net Effect of Preneed Productions and Maturities” within operating activities on the Company’s statement of cash flows.

(2)	The Company currently nets the activity in these two line items together; thus, there is no net source or use of cash in the statement of cash flows from the deposit of the trust corpus to the perpetual care trust.
In response to the Staff’s comment regarding additional financial statement disclosures, we believe we have provided in our December 31, 2005 Form 10-K the necessary disclosures for cemetery perpetual care receivables and trust investments (and the related non-controlling interest in the cemetery perpetual care trusts) similar to those we outline above for preneed funeral and cemetery receivables and trust investments (and the related non-controlling interest in the funeral and cemetery trusts). As discussed above and in our June 30, 2006 response letter, we currently track and disclose gross movements within our cemetery perpetual trust investment portfolio in Note 7 to our consolidated financial statements. These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. The Company also includes in Note 7 the gross withdrawals and deposits within the trust that are related to cemetery perpetual care trusts. The Company will continue to provide these disclosures in future filings. Additionally, the Company would like clarification from the Staff to the extent additional disclosures are required.

Mr. Larry Spirgel

* * * * * * *
The Company would like to reiterate to the Staff that management believes it has accounted for cash flows in accordance with the conclusions reached with the Staff and other deathcare industry registrants during our adoption of FIN 46R.
We would like to again emphasize that the Company’s goal is to resolve this comment in a timely manner that is acceptable to the Staff. In order to facilitate timely resolution of the above comments, and in particular to ensure that the nature and extent of the “additional disclosures” described in the above responses meet the Staff’s expectations, we would suggest having a follow-up call with the Staff to further discuss this matter at a mutually convenient time.
Sincerely,

Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Bob Carroll / Staff Accountant, U.S. Securities and Exchange Commission PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors Member of the SCI Disclosure Committee